SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 7, 2005

    Fording Canadian Coal Trust
(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

      Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

February 7, 2005

By: /s/ James F. Jones

     James F. Jones

     Corporate Secretary

2

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

“Fording Reports Tax Information for 2004 Distributions”

  99.1

3

February 7, 2005

Via Edgar

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE:

Fording Canadian Coal Trust File NO. 1-15230

Form 6-K Report dated February 7, 2005

Dear Sir or Madam:

On behalf of Fording Inc. transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the Company’s Report on Form 6-K.

Yours truly,

  /s/   James F. Jones

James F. Jones

Corporate Secretary

Attachments

News Release

For Immediate Release

FORDING REPORTS TAX INFORMATION

FOR 2004 DISTRIBUTIONS

CALGARY, February 7, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today reports the following income tax information for cash distributions declared in 2004 for unitholders resident in Canada and the United States.

Unitholders are strongly urged to consult their tax advisors with respect to their particular circumstances.

Canadian Tax Information for Unitholders Resident in Canada

The following information is based on the Trust’s understanding of the Income Tax Act (Canada) and regulations thereunder, and is provided for general information only. T3 Statement of Trust Income Allocations and Designations forms are expected to be available by March 31, 2005.

The following table provides the cash distributions declared in 2004, in Canadian dollars.

		Amount per Unit
Record date	Payment date	Other Trust income (taxable)	Actual Dividend income (taxable)	Return of Capital (tax deferred)	Total distribution paid
March 31, 2004	April 15, 2004	$ 1.000000	$ -	$ -	$1.000000
June 30, 2004	July 15, 2004	1.000000	-	-	1.000000
September 30, 2004	October 15, 2004	1.100000	-	-	1.100000
December 31, 2004	January 14, 2005	0.942249	0.336865	0.020886	1.300000
Total paid		$ 4.042249	$ 0.336865	$ 0.020886	$ 4.400000

The “Other Trust income” and “Actual Dividend income” amounts, which is the portion of the cash distributions that is to be included in the income of unitholders, will be reported on the T3 statement. The portion of cash distributions that constitutes a return of capital is not taxable but should be deducted from the adjusted cost base of unitholder’s units of the Trust.

Canadian Tax Information for Non-resident Unitholders

Distributions of income by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or convention. Unitholders who are not residents of Canada for income tax purposes are advised to seek advice from a tax advisor in their country of residence for the tax treatment of distributions.

United States Tax Information for Unitholders Resident in the United States

Distributions by the Trust in 2004 are considered foreign-source dividend income under U.S. federal income tax principles, reportable on a Form 1099. Providing that applicable holder-level requirements are met, these distributions are “qualified dividends,” eligible for taxation at reduced rates under U.S. federal income tax legislation.

Income distributed by the Trust to U.S. unitholders is generally subject to Canadian withholding tax of 15%. U.S. unitholders are advised to seek advice from their tax advisor for the tax treatment of distributions.

Cash distributions in 2004 are reported as follows in U.S. dollars.

		U.S. $ Amount per Unit
Record date	Payment date	Qualified dividends (taxable)	Withholding tax deducted in Canada
December 31, 2003	January 15, 2004	$ 0.773800	$ 0.116070
March 31, 2004	April 15, 2004	0.763100	0.114465
June 30, 2004	July 15, 2004	0.746000	0.111900
September 30, 2004	October 15, 2004	0.791200	0.118680
Total paid		$ 3.074100	$ 0.461115

It is possible that the U.S. dollar amount was different for non-registered, or beneficial, unitholders receiving their payment from an intermediary or brokerage firm using different exchange rates.

The dividend payable to record holders on December 31, 2004 and paid on January 14, 2005 will be reported for the 2005 calendar year.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, currently supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Coordinator, Investor Relations

403-260-9834

403-260-9817

investors@fording.ca

investors@fording.ca